        Filed with the Securities and Exchange Commission on: September 19, 2000
                                                     Registration No. 333-______


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            DAUGHERTY RESOURCES, INC.
             (Exact name of Registrant as specified in its charter)

                                BRITISH COLUMBIA              NOT APPLICABLE
                         (State or other jurisdiction of     (I.R.S. employer
                         incorporation or organization)     identification no.)

                                                  WILLIAM S. DAUGHERTY
120 PROSPEROUS PLACE, SUITE 201                 DAUGHERTY RESOURCES, INC.
   LEXINGTON, KY 40509-1844                  120 PROSPEROUS PLACE, SUITE 201
        (859) 263-3948                          LEXINGTON, KY 40509-1844
                                                     (859) 263-3948

(Address, including zip code,         (Name, address, including zip code,
and telephone number, including       and telephone number including area code,
area code, of Registrant's            of agent for service)
principal executive offices)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

--------------------------------------------------------------------------------

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

--------------------------------------------------------------------------------

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


================================================================================
                         CALCULATION OF REGISTRATION FEE
================================================================================

      Title of Each               Amount           Proposed Maximum      Proposed Maximum           Amount of
   Class of Securities            to be               Aggregate              Aggregate            Registration
    to be Registered          Registered (1)        Offering Price      Offering Price (1)             Fee
                                                     Per Unit (1)
---------------------------------------------------------------------------------------------------------------
Common Stock,                     313,491              $2.719                $852,382.02             $236.96
Without par value                  70,929               2.719                 192,855.95               53.61
                                  101,200               2.719                 275,162.80               76.49
                                  124,415               2.719                 338,284.38               94.04
                                  137,777               2.719                 374,615.66              104.14
                             ------------                                  -------------             -------
                                  747,812                                  $2,033,300.81             $565.24
---------------------------------------------------------------------------------------------------------------

         (1) Plus such indeterminable number of additional shares of common stock as may be issued from time to time as a result of adjustments for any redemption bonus which may be paid in accordance with the "Put Right" provisions of the 10% Convertible Secured Notes.

         (2) Estimated solely for the purpose of calculating the amount of the registration fee and, pursuant to Rule 457(f), based on the average of the high and low sale prices of the Common Stock, as reported on the Nasdaq Small Cap Market on September 18, 2000 paid herewith.

         (3)  Paid herewith.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

                                TABLE OF CONTENTS
                                -----------------

                                                               Page #
Where You Can Find Information                                 4
Summary Prospectus                                             4
Domestication                                                  8
Risk Factors                                                   8
Use of Proceeds                                                12
Description of Securities                                      12
Selling Stockholders                                           17
Plan of Distribution                                           19
Certain Other Information                                      20
Experts                                                        20
Legal Matters                                                  20
Additional Information                                         21

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2000

PROSPECTUS


                                 747,812 SHARES

                            DAUGHERTY RESOURCES, INC.

                                  COMMON STOCK


         This Prospectus covers 747,812 shares (the "Shares") of common stock, no par value ("Common Stock") of Daugherty Resources, Inc. ("Daugherty Resources", "Our", or "We") that may be offered from time to time by certain stockholders of Daugherty Resources (the "Selling Stockholders"). The Shares may be offered in open market transactions, negotiated transactions, and principal transactions or by a combination of these methods of sale. See "Plan of Distribution".

         434,321 Shares were issued to a Selling Stockholder in a private placement. The balance of the Shares (313,491) are issuable to other Selling Stockholders upon conversion or redemption of the Daugherty Resources' 10% Convertible Secured Notes due July 31, 2004 (the "Notes"), which were also issued in a private placement. The subscription agreements for the private placements granted certain registration rights to the Selling Stockholders. See "Selling Stockholders".

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by Daugherty Resources. We have agreed to bear all expenses in connection with the registration and sale of the Shares, other than underwriting discounts and selling commissions. We have also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         On September 18, 2000, the last reported sale price of the Common Stock on the Nasdaq Small Cap Market was $2.688. The Common Stock is traded in the Nasdaq Small Cap Market under the symbol "NGAS".

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT CERTAIN FACTORS THAT SHOULD BE CONSIDERED BEFORE BUYING SHARES OF COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

September 19, 2000



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                         WHERE YOU CAN FIND INFORMATION

         Daugherty Resources, Inc. (referred to in this prospectus as "we", "us", "Daugherty Resources" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with those requirements, we file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Our reports and other information may be inspected at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of those materials can also be obtained from the Commission's public reference facility at prescribed rates. The materials are also available for inspection and copying at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, as well as the website maintained by the Commission at http:\\www.sec.gov.

         We have filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement. See "Certain Other Information". Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's public reference facility in Washington, D.C. or copied without charge from its website.

         WE WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A PROSPECTUS IS DELIVERED, UPON REQUEST, A COPY OF THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS THERETO). SEE "CERTAIN OTHER INFORMATION". REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS, DAUGHERTY RESOURCES, INC., 120 PROSPEROUS PLACE, SUITE 201, LEXINGTON, KENTUCKY 40509-1844 OR BY TELEPHONE AT (859) 263-3948.

         This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer in that jurisdiction. No person has been authorized to give any information or to make any representations, other than as contained in this Prospectus, in connection with the offer contained in this Prospectus and, if given or made, the information or representation must not be relied upon. Neither delivery of this Prospectus nor any sale made pursuant hereto shall, under any circumstances, create any implication that there has been no change in the information set forth herein.

                               SUMMARY PROSPECTUS

         The following material is qualified in its entirety by the more detailed information and financial statements appearing in the Company's periodic reports incorporated herein by reference.

GENERAL

         Daugherty Resources is a natural resources company with assets in oil and gas, and gold and silver properties. We officially changed our name in 1998 from Alaska Apollo Resources, Inc. to Daugherty Resources, Inc. Originally formed in 1979 to develop gold properties in Alaska, the Company, through its 1993 acquisition of Daugherty Petroleum, Inc., ("Daugherty Petroleum") has acquired substantial oil and gas interests in the Appalachian and Illinois Basins.

       Our strategy is to continue to expand its base in oil and gas resources in the eastern part of the United States. To implement this strategy, DRI emphasizes the following elements:

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       -    Reserve growth through high potential developmental drilling;

       - Balance between development drilling and acquisitions of proved oil and gas properties; and

       -    Equity ownership and incentives to attract and retain employees.

       Has focused on its oil and gas drilling efforts through its wholly owned subsidiary, Daugherty Petroleum, Inc., in the Appalachian and Illinois Basins. Management has extensive experience in both basins, and we believe that there are significant undiscovered reserve potential and opportunities in the basins. DRI's concentration on these two basins helps keep operational expenses to a minimum.

       DRI is engaged through Daugherty Petroleum, which was incorporated in 1984, in the business of acquiring properties for the exploration and development of oil and gas, including lease acquisitions, participation in ventures involving other oil and gas companies and investors, and in farm-ins from other producers. Daugherty Petroleum performs these services on behalf of the DRI, investors in specific programs, and on a turnkey basis for other oil and gas companies.

         The majority of the wells operated by DRI are located in the Kentucky and Tennessee portions of the Appalachian Basin. The Appalachian Basin is characterized by shallow developmental wells, which generally have provided highly predictable drilling success rates. In addition, because wells drilled in the Appalachian Basin are closer to the northeast gas market, the natural gas from this area typically has commanded a price premium relative to natural gas produced in areas such as the Gulf Coast and Mid-Continent regions of the United States. Furthermore, DRI's natural gas has a heating value that results in it receiving a 20% premium for its gas. In addition to its drilling activities, we purchase natural gas producing properties. During 1999, DRI purchased 20.30675 net wells.

                                BUSINESS STRATEGY

       DRI's objective is to expand its oil and natural gas reserves, production and revenues through a strategy that includes the following key elements:

       Expand drilling operations. DRI has primarily concentrated its drilling operations in the southern portion of the Appalachian Basin. DRI believes that it will be able to drill a substantial number of new wells on its current undeveloped leased properties. As of December 31, 1999 DRI had 18,859 net undeveloped acres. Through the end of the second quarter of 2000, DRI drilled 17 productive wells.

       Acquire producing properties. DRI's acquisition efforts are focused on properties that help build critical mass in areas where DRI has established operations or are establishing new operations. Acquisitions are sought that with offer economies in management and administration, and, therefore, enable DRI to acquire more producing wells without incurring substantial increases in its costs of operations.

       Pursue geographic expansion. DRI has a proven ability to drill and operate natural gas wells successfully. There are a number of areas outside the Appalachian Basin where drilling and operating characteristics are similar to those in Appalachia. DRI will continue to evaluate opportunities to expand geographically on an ongoing basis.

       Reduce risks inherent in natural gas development and marketing. An integral part of our strategy has been and will continue to be to concentrate on development, (rather than exploratory) drilling to reduce risk levels associated with natural gas and oil production. Development drilling is less risky than exploratory drilling. DRI's focus on shallow wells allows it to drill more wells the result of which also provides greater investment diversification than an equal investment in a smaller number of deeper more expensive wells. Geographical diversification can help to offset possible weakness in the natural gas market or disappointing drilling results in one area. We intend to continue to expand its marketing capacity to keep pace with the changing natural gas industry.

       Expand strategic relationships. By managing drilling programs for itself and other investors, we are able to share administrative, overhead and other costs with its partners, reducing costs for both. DRI also is able to maintain a larger and more capable staff than would be possible without partners. Other benefits from these associations include greater buying power for drilling services and materials, larger amounts of natural gas available to market, increased profits from drilling and operating wells for partners, and greater awareness of DRI in the investment community.

         Gold and silver properties. It is the our objective to develop a strategy to monetize its Alaskan gold and silver properties by 1) seeking a joint venture partner to provide funds for additional exploration of its prospects, and 2) considering a divestiture of its gold and silver properties. To help achieve its goals of monetization of the properties, in March 2000, we commissioned a review of its gold and silver properties by Steffen Robertson Kirsten (U.S.), Inc., an engineering firm specializing in mineral properties. In addition, we retained Balfour Holding, Inc. an independent consulting firm to perform an appraisal of the properties.

                     EXPLORATION AND DEVELOPMENT ACTIVITIES

       DRI's exploration and development activities focus on the identification and drilling of new productive wells and the acquisition of existing producing wells from other producers.

                               DRILLING ACTIVITIES

       When prospects have been developed by our staff and consultants, we develop these properties by drilling wells. Typically, DPI will act as driller for these prospects, entering into contracts with partnerships, including DPI-sponsored partnerships, and other entities that are interested in exploration or development of the prospects. DPI generally retains an interest in each well it drills. See "Financing of Drilling Activities".

       Much of the work associated with drilling, completing and connecting wells, including drilling, fracturing, logging and pipeline construction, is performed by subcontractors specializing in those operations, as is common in the industry. A large part of the material and services used by us in the development process is acquired from industry vendors by virtue of direct negotiation of rates and costs for services and supplies. As the prices paid to DPI by its investor partners for the our services are frequently fixed before the wells are drilled or are determined solely on the well depth, we are subject to the risk that prices of goods or services used in the development process could increase, rendering its contracts with its investor partners less profitable or unprofitable. In addition, problems encountered in the process can substantially increase development costs, sometimes without recourse for us to recover its costs from its partners.




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



ACQUISITIONS OF PRODUCING PROPERTIES

       In addition to drilling new wells, we continue to pursue opportunities to purchase existing producing wells from other producers and greater ownership interests in the wells it operates. Generally, outside interests purchased include a majority in the wells and include the right to operate the wells.

                                 WELL OPERATIONS

         We currently operate approximately 156 natural gas wells in the Appalachian Basin and 45 oil wells in the Illinois Basin. We also operate 5 oil wells in the Appalachian Basin. Our ownership interest in these wells range from 10% to 100%, and, on average, we have an approximate 39% ownership interest in the wells it operates. As of December 31, 1999 these wells produce an aggregate of about 1709 Mcf of natural gas per day, including the Company's share of 667 Mcf per day.

       We are paid a monthly operating charge for each well it operates. The rate is competitive with rates charged by other operators in the area. The charge covers monthly operating and accounting costs, and insurance. Other costs for special non-recurring activities, such as reworks and recompletions are billed to the working interest owners on as those expenses arise.

                                 TRANSPORTATION

       Natural gas wells are connected by underground pipelines to natural gas markets. Over the years, we have developed extensive gathering systems in its areas of operations. We also continues to construct new gathering lines as necessary to provide for the marketing of natural gas being developed from new areas and to enhance or maintain its existing systems.

                                    MARKETING

       We market substantially all of the oil and gas production from our operated properties for both the account of DRI and the other working interest owners in these properties. As of March 31, 2000, substantially all of the Company's natural gas production is sold to Nami Resources, LLC under a short-term (less than 12 months) contract. During 1999, Southern Gas Company and Nami Resources each purchased in excess of 10% of the gas sold by DPI for its own account. Oil sales contracts are short-term and are based upon field posted prices plus negotiated bonuses. During 1999, Indiana Farm Bureau Mark Oil Company, and B. P. Bear Creek Oil, LLC each purchased in excess of 10% of the oil sold by us for its own account. Because alterative purchasers of oil and gas are readily available, we believes that the loss of any of these purchasers would not have a material adverse effect on the Company.

                               SENTRA CORPORATION

       Sentra Corporation, a Kentucky Corporation, is a 100% owned subsidiary of Daugherty Petroleum. Effective April 2, 1999 Daugherty Petroleum, Inc. acquired all outstanding shares of Sentra for its book value of $44,417 from an individual serving as Director and President of the DRI. Sentra owns and operates two natural gas distribution systems in south central Kentucky. The two systems are located in the cities of Fountain Run and Gamaliel pursuant to natural gas franchises granted by those cities and certificates of convenience and necessity issued by the Kentucky Public Service Commission. Sales of gas at retail rates commenced in November 1999 to a limited number of customers. Completion of the construction of both distribution systems is expected by the Fall of 2000.




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



                               UTILITY REGULATION

       Sentra Corporation, a 100% owned subsidiary that is a Kentucky public utility, is subject to regulation by the Kentucky Public Service Commission in virtually all of its activities, including pricing and supply of services, addition of and abandonment of service to customers, design and construction of facilities, and safety issues.

                           GALAX ENERGY CONCEPTS, LLC

       Galax Energy is a North Carolina limited liability corporation owned 50% by Daugherty Petroleum. Galax Energy generates steam at its Galax, Virginia plant by burning wood waste as fuel and sells the steam to National Textiles on a long-term contract. The plant is financed with industrial revenue bonds issued through the Industrial Development Authority of the City of Galax, Virginia.

                                    EMPLOYEES

       As of December 31, 1999, DPI had 12 employees, including one in finance, four in administration, two in exploration and development, and five in production. Our engineers and well tenders are generally responsible for the day-to-day operation of wells and pipeline systems. In addition, we retain subcontractors to perform geological duties, drilling, fracturing, logging, and pipeline construction functions at drilling sites. Our employees act as supervisors of the subcontractors.

       Our employees are not covered by a collective bargaining agreement. We consider relations with its employees to be excellent.


                                  DOMESTICATION

         Daugherty Resources is currently organized under the laws of the province of British Columbia, Canada. It is the intention of our management to change its jurisdiction of incorporation from British Columbia to Delaware in a transaction known as "Domestication" under Delaware law (the "Domestication"). Upon the effectiveness of the Domestication, we will become a Delaware corporation as if we had originally been incorporated in that jurisdiction and Daugherty, as it currently exists, will be dissolved in British Columbia. In order to accomplish domestication we must obtain the approval of the majority of its stockholders at a special meeting of shareholders which management expects to hold in 2001. The Domestication, if approved and implemented as expected, is intended to enhance stockholder value over the long term by facilitating capital formation, enhancing the marketability of the Common Stock by raising the Company's profile in the capital markets and easing the income tax and accounting complexities associated with multi-jurisdictional operations.

                                  RISK FACTORS

         An investment in Daugherty Resources, involves certain risks. Prospective investors should carefully review the following factors together with the other information contained in this prospectus prior to making an investment decision.

REVENUE FROM OUR OIL AND GAS PROPERTIES OFTEN DEPENDS ON FACTORS BEYOND OUR CONTROL

         The profitability of our oil and gas operations depends upon factors which are beyond our control, including:


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       -    Natural gas and crude oil prices, which are subject to substantial fluctuations as a result of variations in supply and demand and seasonality;

       - Future market, economic and regulatory factors which may materially affect our sales of gas production; and

       - Business practices of our competitors in the oil and gas operating sector.

OUR CURRENT RESERVES MAY PROVE INADEQUATE

         Unless we acquire additional properties containing proven reserves or we conduct successful exploration and development activities, or both, our reserves will decline as they are produced.

OUR GOLD MINING SECTOR IS CURRENTLY NOT PROFITABLE

         We have had no revenues from our gold mining properties. Further, during each year we must expend funds to maintain the validity of the title to our mining properties. We may never be able to put our mining properties into production, and we may never be able to generate a profit from their operations.

THE DOMESTICATION MAY RESULT IN ADVERSE TAX CONSEQUENCES FOR CERTAIN HOLDERS OF OUR SECURITIES

         Although the matter is not free from doubt, for United States income tax purposes, the Domestication should not result in the recognition of gain or loss under Internal Revenue Code ss. 1001 to holders of our convertible notes, warrants and options. The IRS or the courts could disagree with this characterization of the result to holders of convertible notes, warrants and options and instead treat the transaction in connection with these instruments as a taxable exchange. In that event, each United States holder of convertible notes, warrants or options would recognize gain or loss on the exchange equal to the difference between the fair market value of our convertible notes, warrants and options after the domestication and the adjusted tax basis of our convertible notes, warrants or options. The recognized gain or loss would be capital gain or loss if the instruments are held as capital assets and the instruments are held for more than one year. If those conditions are satisfied, resulting net gains would be taxable at lower preferential rates. Each holder of convertible notes, warrants or options is urged to consult his own tax adviser regarding the tax consequences of the domestication on his particular circumstances.

THERE ARE SEVERAL DIFFERENCES IN SHAREHOLDER'S RIGHTS UNDER DELAWARE AND BRITISH COLUMBIA LAW

         There are a substantial number of differences between the British Columbia Company Act and the General Corporation Law of the State of Delaware and between our current memorandum and articles under British Columbia law and our proposed certificate of incorporation and bylaws under Delaware law. These differences may materially affect the rights of shareholders.

PROVISIONS OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE AND OUR PROPOSED CERTIFICATE OF INCORPORATION AND BYLAWS MAY CONTAIN ANTI-TAKEOVER PROTECTIONS

         Some provisions of the General Corporation Law of the State of Delaware and of our anticipated certificate of incorporation and bylaws may be deemed to provide anti-takeover protections. These include allowance of the issuance of "blank check" preferred stock and advance notice requirements for director nominations and actions to be taken at annual meetings. Those provisions could impede any merger, consolidation, takeover or other business combination involving Daugherty Resources or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Daugherty Resources.


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

SHARES ELIGIBLE FOR FUTURE SALE MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

         Sales of substantial amounts of our common stock in the public market following the completion of the offering described in this prospectus could have a materially adverse effect on the market price of our common stock. As of September 19, 2000, there were 3,206,182 shares of our common stock issued and outstanding. Upon completion of the offering 3,206,182 shares of our common stock will be immediately eligible for public resale without restrictions, together with any unrestricted common stock acquired through the conversion of preferred stock, the exercise of stock warrants or options or conversion of notes. No prediction can be made as to the effect, if any, that future sales of additional shares of our common stock will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that substantial sales could occur, could adversely affect prevailing market prices of our common stock.

WE DO NOT ANTICIPATE THE PAYMENT OF ANY CASH DIVIDENDS ON OUR COMMON STOCK

         We have never paid cash dividends on our common equity securities. Our current policy is to retain earnings, if any, to finance the anticipated growth of our business. Any further determination as to the payment of dividends will be made at the discretion of our board of directors and will depend upon our operating results, financial condition, capital requirements, general business conditions and other factors as our board of directors deems relevant. We may produce credit from third parties for additional capital for expansion and business development activities. It is likely that any credit facility we enter into may limit or restrict our ability to pay cash dividends on our common stock. In the event that the domestication is effected, it is anticipated that the dividend policy of Daugherty as a Delaware corporation will be the same as our current policy. The preferred stock is eligible for non-cumulative ordinary dividends prior and in preference to shares of our common stock, when and if declared by our board of directors.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE DUE TO AN INEFFICIENT PUBLIC
MARKET

         Shares of our common stock are currently traded on the Nasdaq Small Cap Market and it is anticipated that if the domestication occurs, the shares of Daugherty Resources as a Delaware Corporation will likewise be traded on the Nasdaq Small Cap Market. The Nasdaq Small Cap Market may not provide for an active public market for the common stock and an active trading market for our common stock as a Delaware corporation may not develop, or if developed, may not be sustained. The market price of our common stock as a Delaware corporation could be subject to significant response to variations in results of operations and other factors. In addition, the equity markets in recent years have experienced price and volume fluctuations that often have been unrelated and disproportionate to the operating performance of companies; the price of our common stock as a Delaware corporation could be affected by fluctuations.

SHARES OF OUR COMMON STOCK ARE "PENNY STOCKS"

         The shares of our common stock are "penny stocks" as defined in the Exchange Act. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of our common stock being registered under this prospectus. In addition, the "penny stock" rules adopted by the Commission under the Exchange Act subject the sale of our shares to regulations, which impose sales practice requirements on broker-dealers. For example, broker-dealers selling penny-stocks must, prior to effecting the transaction, provide their customers with a document, which discloses the risks of investing in penny stocks.


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

         Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the Commission's rules may limit the number of potential purchasers of our shares of common stock. Moreover, various state securities laws impose restrictions on transferring "penny stocks", and as a result, investors in our common stock may have their ability to sell their shares impaired.

OUR SHARES COULD BE DELISTED FROM THE NASDAQ SMALL CAP MARKET

         Although shares of our common stock are currently traded on the Nasdaq Small Cap Market, an active trading market may not be sustained. The Nasdaq Small Cap Market recently approved changes to the standards for companies to become listed on the Nasdaq Small Cap Market including, without limitation, new corporate governance standards, a new requirement that the market price of the shares must remain above $1.00 per share or else the shares will be delisted from the Nasdaq Small Cap Market. If the shares of our common stock are delisted, then the shares would be quoted on the OTC Bulletin Board. We plan on having the shares of our common stock quoted for sale on the Nasdaq Small Cap Market following the domestication. Consequently, all of the requirements with respect to continued listing on the Nasdaq Small Cap Market which existed prior to the domestication will apply after the domestication. In an effort to comply with the market price requirement for the shares of our common stock, on June 22, 1998 we consolidated our capital stock on a one share for five shares basis. The immediate effect of the consolidation was to place the market price for the shares of our common stock above $1.00 until August 7, 1998.

         On November 15, 1998, Nasdaq notified us that we did not meet the $1.00 minimum bid price requirement for continued listing on the Nasdaq Small Cap Market. We were granted a 90-day grace period, expiring on February 5, 1999 to regain compliance. We did not regain compliance during the grace period and we subsequently requested a hearing. Our bid price closed above $1.00 per share on March 19, 1999 and has continued above $1.00 per share ever since. On April 15, 1999, we had our hearing before Nasdaq. On May 19, 1999, Nasdaq notified us that since we were in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Small Cap Market, we would not be delisted. If the minimum bid price for our common stock falls below $1.00 per share, there is the possibility that we will again face delisting from the Nasdaq Small Cap Market.

WE MAY BECOME UNABLE TO MAINTAIN A CURRENT PROSPECTUS

         We must maintain a current prospectus in order for our shareholders to resell the shares of our common stock convertible or exercisable in connection with the preferred stock, convertible notes, and options described in this prospectus. In the event that we are unable to maintain a current prospectus due to lack of sufficient financial resources or for other reasons, our shareholders may be unable to resell their shares of our common stock in any public market.

THE MARKET PRICE FOR OUR COMMON STOCK COULD DECLINE SHOULD WE ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK UPON CONVERSION OF OTHER SECURITIES

         We have 6,233,586 shares of our common stock reserved for issuance upon the conversion of preferred stock and convertible notes and the exercise of warrants and options. These securities are convertible or exercisable at prices that range from fixed prices of $1.25 to $4.50 per share and variable prices depending on the market price of our common stock and expire on various dates extending to May 11, 2005. The exercise or conversion of these securities, and the resale of the underlying shares of our common stock could have a dilutive effect on the prevailing market price of our common stock.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

         We believe that this prospectus and the documents incorporated herein by reference contain forward-looking statements, including statements regarding, among other items, our future plans and growth strategies and anticipated trends in the industry in which we operate. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this prospectus, including among others, regulatory or economic influences. In light of these risks and uncertainties, the forward-looking information contained in this prospectus may not transpire or prove to be accurate. This inclusion of that information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

                                 USE OF PROCEEDS

         The shares of common stock offered hereby are being registered for the account of the selling shareholders identified in this prospectus (see "Selling Stockholders"). All net proceeds from the sale of the common stock will go to the shareholders who offer and sell their shares of common stock. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares we will not receive any part of the proceeds from such sales of common stock.

                            DESCRIPTION OF SECURITIES

         Daugherty Resources is authorized to issue up to 100,000,000 shares of the Common Stock, without par value, and 5,000,000 shares of the Preferred Stock, without par value ("Preferred Stock"). See "Summary Information - Domestication". As of September 19, 2000, there are 3,206,182 shares of the Common Stock and 1,152,363 shares of Preferred Stock issued and outstanding.

GENERAL

         Immediately after the Domestication, the authorized capital stock of Daugherty Resources will consist of 100,000,000 shares of Common Stock, par value $0.001 per share, of which 3,206,182 shares will be issued and outstanding, together with any underlying shares issued and outstanding as a result of the conversion or exercise of any or all preferred shares, warrants, options or convertable notes, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 1,152,363 shares are issued. See "Preferred Stock".

COMMON STOCK

         Subject to the rights of holders of the Preferred Stock then outstanding, holders of the Common Stock are entitled to receive any dividends that may from time to time be declared by the Board of Directors of Daugherty Resources. Holders of the Common Stock are entitled to one vote per share on all matters on which the holders of the Common Stock are entitled to vote. Because holders of the Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can select all of the directors.

         Holders of the Common Stock have no preemptive rights to subscribe for any additional securities that Daugherty Resources may issue, and there are no redemption provisions or sinking fund provisions applicable to the Common Stock, nor is the Common Stock subject to calls or assessments by Daugherty Resources. All shares of the Common Stock to be outstanding upon completion of the Domestication will be legally issued, fully paid and nonassessable. Upon the liquidation, dissolution or winding up of Daugherty Resources, holders of the Common Stock are entitled to share equally, share-for-share, in the assets available for distribution after payment to all creditors of Daugherty and, subject to the rights of holders of any outstanding shares of Preferred Stock.

         The selling shareholders acquired a total of 434,321 shares of common stock in private placement transactions and in accordance with the terms of that offering transactions are being registered herein.

PREFERRED STOCK

         Pursuant to Daugherty Resources' Certificate of Incorporation to be in effect after the Domestication, the Board of Directors of Daugherty Resources are authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each series and to fix the designation, powers, preferences and relative, participating, optional and other special rights of the shares of each series and any qualifications, limitations or restrictions thereof. Because of this power, the Board of Directors may afford the holders of Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. The issuance of rights to purchase shares of the Preferred Stock could be used to discourage an unsolicited acquisition proposal.

         Under the terms and conditions of the Agreement for Purchase and Sale, Daugherty Petroleum acquired interests in 41 producing and non-producing oil and gas leaseholds, including related equipment and other interests, located in Kentucky, Tennessee and Louisiana. The transaction was accounted for as a purchase transaction. As consideration for the sale of the assets, which was completed on November 4, 1999, we issued the EEI sellers 1,152,363 shares of our preferred stock. In addition to being non-voting, the preferred stock is:

       - Convertible by the EEI Sellers into shares of our common stock, on a share for share basis, at any time within a period of two years from the date of issuance. Upon the expiration of the two year period, all unconverted shares of the preferred stock will automatically convert into shares of our common stock. In addition, the EEI Sellers will receive a conversion bonus of shares of our common stock equal to twelve (12%) percent of the number of shares of the preferred stock unconverted on the second anniversary date of the agreement; or

       - Convertible by us if the last sales price of our common stock equals or exceeds $10.00 per share for at least 20 trading days and proper notice of conversion is provided to the holder. In the event we elect to convert, the EEI Sellers will receive a conversion bonus of shares of our common stock equal to one half of one percent per month of the number of shares of the preferred common stock which were converted, times the number of months from issuance of the preferred stock to the date of conversion.

         The EEI Sellers do not have any preemptive rights to acquire shares of our preferred stock or, common stock upon conversion.




                (THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

WARRANTS

         The following table describes the outstanding warrants at December 31, 1999 that will continue to be contractual obligations of Daugherty following this offering and Domestication. The warrants provide for "piggyback" and demand registration rights for the Common Stock issuable upon their exercise.

      NUMBER OF UNDERLYING SHARES         EXERCISE PRICE      EXPIRATION DATE
    -------------------------------     ------------------   ------------------
                100,000                        $2.50               10/30/00
                300,000                         0.63               03/06/02
                 23,800                         2.50               06/27/01
                100,000                         0.63               03/06/02
                100,000                         0.63               03/06/02


         In addition to the above warrants and the Preferred Stock (see "Preferred Stock") issuable in Daugherty Petroleum Inc.'s acquisition from EEI, Daugherty issued Warrants in the transaction for 1,536,941 shares of Common Stock. The Warrants will be exercisable as follows: 384,101 Series A Warrants exercisable at $1.75 per share, 192,140 Series B Warrants exercisable at $2.00 per share, 192,140 Series C Warrants exercisable at $2.50 per share, 192,140 Series D Warrants exercisable at $3.00 per share, 192,140 Series E Warrants exercisable at $3.50 per share, 192,140 Series F Warrants exercisable at $4.00 per share, and 192,140 Series G Warrants exercisable at $4.50 per share. The exercise price of all the Warrants to be issued in the EEI transaction will be reduced to $1.00 per share if the Common Stock becomes and remains delisted from The Nasdaq Small Cap Market for a specified period.

         We can redeem each series of acquisition warrants, as an entire series, at a price of $0.05 per acquisition warrant if the last sales price of our common stock equals or exceeds 200 percent of the exercise price of the series of acquisition warrants being redeemed for 20 consecutive trading days and proper notice of redemption is provided to the holder. We are not required to establish a sinking fund for the redemption of the shares.

         All shares of our common stock acquired by the EEI Sellers following the conversion of the preferred stock or the acquisition warrants are subject to the terms of a voting trust until the time the shares are distributed to the various interest holders of the EEI Sellers. A panel of trustees will be appointed by the EEI Sellers to hold title to the shares of our common stock and shall have discretionary authority to vote the same as a majority of the trustees shall determine. The voting trust shall terminate upon the earlier of distribution or 10 years from the date of its creation.

         The shares of our common stock, which may be issued upon the conversion of the preferred stock or the exercise of an acquisition warrant are being registered under the Securities Act of 1933 by means of the registration statement of which this prospectus is a part.



                (THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

OPTIONS

         The following table lists outstanding stock Options as of June 30, 2000 that will continue to be our obligations following the Domestication. The Options were granted under the Company's stock option plan and provide option holders with demand registration rights for the Common Stock issuable upon exercise of the options.

       NUMBER OF UNDERLYING SHARES       EXERCISE PRICE       EXPIRATION DATE
     -------------------------------    ----------------     -----------------

                 70,000                       $5.00               02/27/00-03
                 69,000                        5.00               12/27/00-02
                 84,000                        5.00               06/28/01-03
                142,222                        1.55                  03/06/02
                 30,000                        3.25                  06/25/02
                  4,000                        3.25                  06/25/02
                400,000                        5.00                  11/02/02
              1,120,000                        1.00                  08/20/04
                100,000                        1.25                  05/11/05
                100,000                        1.25                  05/11/05
                100,000                        1.25                  05/11/05
                 10,000                        1.25                  05/11/05
                 10,000                        1.25                  05/11/05

         The warrants granted to Trio Growth Trust, Exergon Capital S.A., and Jayhead Investments, Ltd. provide for "piggyback" and demand registration rights with respect to our common stock to be issued upon the exercise of any of the warrants. Moreover, the options granted to Mr. Daugherty and others under our Stock Option Plan provide that option holders shall have demand registration rights with respect to our common stock issued upon the exercise of any of the operations.

10 PERCENT CONVERTIBLE SECURED NOTES

         On June 30, 1999, we issued our 10 percent Convertible Secured Notes ("Notes") to a limited number of investors, who purchased $850,000 of our convertible Notes as of September 30, 1999, in a private placement conducted in reliance on Regulation D of the Securities Act.

         The proceeds from the offering of the convertible notes allowed us to increase natural gas reserves and revenues by providing capital to be used for the explicit purpose of drilling proven locations and acquiring proved producing properties. The first $100,000 of the net proceeds from the offering of the convertible notes was used to finance our share of drilling and completion costs for natural gas drilling operations in the Appalachian Basin. Net proceeds in excess of the first $100,000 was applied to finance the acquisition of percentage working interests in producing oil and gas properties located in Knox County, Kentucky. Additional net proceeds were added to working capital for future drilling, recovery or acquisition programs.

         The convertible Notes have the following characteristics:

         -    Issued at 100 percent of their respective principal amounts;

         - Interest will accrue at a rate of 10 percent per annum from the date of issuance until maturity;

         - Interest payments will be due and payable semi-annually until maturity;

         - Convertible at the options of the holder at any time, unless previously redeemed, into our common stock at a conversion rate to be established at 125 percent of the average between the high and low bid prices of our common stock on the Nasdaq Small Cap Market for each of the 10 trading days immediately preceding the closing, subject to adjustment in some events. This conversion rate was established at 368.8132 shares of Common Stock per each $1.00 principal amount of Notes purchased;

         - Each holder has a right to require us to redeem the security 18 months after the closing at a price equal to 100 percent of the principal amount of the convertible note, plus accrued interest, each payable in cash, plus a premium equal to 25 percent of the principal amount of the convertible note, payable in shares of our common stock, determined by dividing that amount by the prevailing market price of our common stock;

         - We may redeem the convertible notes at any time following 18 months after the closing at a price equal to 100 percent of their principal amount, plus accrued interest, payable in cash;

         - The convertible notes are guaranteed by Daugherty Petroleum, which collateralized the guarantee by granting a security interest in its mining interests; However, Daugherty Petroleum may provide substitute collateral in the form of specified oil and gas interests upon the occurrence of some events; and

         - No sinking fund is required to be established for the redemption of our convertible notes.

         The shares of our common stock which may be issued upon the conversion of our convertible notes are being registered under the Securities Act by means of the registration statement of which this prospectus is a part.

PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECTS

         The Certificate of Incorporation and the Bylaws of Daugherty Resources to be in effect after the Domestication contain provisions that could have an anti-takeover effect. These provisions may discourage certain types of transactions that may involve an actual or threatened change of control of Daugherty Resources.

         The Board of Directors will have broad powers to fix by resolution the powers, preferences and rights of new series of Preferred Stock. This power could be used to create a class of Preferred Stock that, because of its rights, could discourage a potential takeover. Additionally, the Bylaws will give the Board of Directors power to fill vacancies on the Board without shareholder approval. As a result, an incumbent Board, not a potential bidder, would have control over board positions in the period between annual meetings of stockholders. Finally, the Bylaws will provide for an advance notice procedure governing business to be brought before an annual meeting of stockholders, which could discourage a potential bidder from taking action at a meeting.

         After the Domestication, Daugherty Resources will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business transaction" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" generally includes a merger, asset or stock sale or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" generally is a person who, together with affiliates and associates, owns (or within the three prior years did own) 15% or more of a corporation's outstanding voting stock.

         A corporation may, at its option, exclude itself from the coverage of
Section 203 by an appropriate provision in its certificate of incorporation. Daugherty Resources' Certificate of Incorporation will contain this exclusion for William S. Daugherty, the Chairman and Chief Executive Officer of the Company.

EXCHANGE AGENT, TRANSFER AGENT AND REGISTRARS

         The Exchange Agent, Transfer Agent and Registrar for exchange of stock certificates is Pacific Corporate Trust Company.

DIVIDEND POLICY

         Daugherty Resources has never paid cash dividends on the Common Stock. Daugherty's Resources' current policy is to retain earnings, if any, to finance the anticipated growth of its business. Any future determination to pay dividends on the Common Stock will be at the discretion of the Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and any other factors that the Board of Directors deems relevant, subject to restrictions that may be included in the agreements governing the Company's credit facilities.

                              SELLING STOCKHOLDERS

         The following table sets forth (i) the name of each Selling Stockholder, (ii) the total number of shares of Common Stock owned beneficially by each Selling Stockholder as of the date of this Prospectus, including shares issuable upon conversion or redemption of the Convertible Notes, (iii) the number of Shares to be offered for the account of each Selling Stockholder and
(iv) the number and percentage of shares of Common Stock to be owned by each Selling Stockholder after giving effect to this offering.

Robert McIntyre and Daugherty Petroleum, Inc., a wholly owned subsidiary of Daugherty Resources, each own 50% of Galax Energy Concepts LLC.


                                        NUMBER OF SHARES
                                          BENEFICIALLY                              NUMBER AND PERCENTAGE
                                         OWNED/PRIOR TO       NUMBER OF SHARES      OF SHARES TO BE OWNED
NAME                                      OFFERING (1)          TO BE OFFERED       AFTER THE OFFERING (2)
----------------------------------     ------------------    ------------------    -----------------------

Convertible Note Holders:                                                              Number             Percent
                                                                                       ------             -------

Trust Company of America C/F                   18,440             18,440                  0                  0
Forrest E. Coyle

Trust Company of America C/F                   18,440             18,440                  0                  0
John T. Bytella

Trust Company of America C/F                   18,440             18,440                  0                  0
Fredrick O. Wheeler


Trust Company of America C/F                   18,440             18,440                  0                  0
William Lane Letsch

Merelene V. Bytella, Trustee,                  18,440             18,440                  0                  0
Mabel C. Bowie Revocable Trust,
u/a dtd 04/26/93

Trust Company of America C/F                    9,220              9,220                  0                  0
Augistine V. Rampola

Trust Company of America C/F                   27,660             27,660                  0                  0
Margaret J. Klalo

Trust Company of America C/F                   55,321             55,321                  0                  0
Mary Derusha (1)

Trust Company of America C/F                   18,440             18,440                  0                  0
Basilios D. Kouroupis

Trust Company of America C/F                    9,220              9,220                  0                  0
Albert D. Chopey

Trust Company of America C/F                   18,440             18,440                  0                  0
John Kouroupis

Trust Company of America C/F                   18,440             18,440                  0                  0
Paul G. Kennedy

Trust Company of America C/F                    9,220              9,220                  0                  0
John J. Ascenzi

Trust Company of America C/F                   18,440             18,440                  0                  0
Bernard N. O'Donnell

Karl  and  Sue  Avellar,  Trustee,             18,440             18,440                  0                  0
Karl Avellar Revocable Trust

Brian E. Steward                                9,220              9,220                  0                  0

Trust Company of America C/F                    9,220              9,220                  0                  0
Stephen G. Konsowski

H & S Lumber, Inc.                             70,929             70,929                  0                  0

Robert McIntyre                               101,200            101,200                  0                  0

Richard Brautigam                             124,415            124,415                  0                  0

Everett Titus III                             137,777            137,777                  0                  0


                                       ------------------    ------------------    -----------------------------------
Total                                         747,812            747,812                  0                  0

-----------------------
(1) Beneficial ownership is determined in accordance with the Commission's rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible within
         (60) days, are counted as outstanding in computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.
(2) Assumes that all of the shares held by the selling stockholder and being offered under this prospectus are sold and that the sellig stockholders acquire no additional shares of common stock before the completion of this offering.

         The information set forth in the foregoing table was provided to Daugherty Resources by the Selling Stockholders. None of the Selling Stockholders has had any position or other material relationship with Daugherty Resources or its affiliates during the past three years.

         The Shares being offered for the accounts of the Note holders are issuable upon conversion or redemption of the Notes. The Indenture for the Notes provides that a holder may convert his Note at any time, unless previously redeemed, into Common Stock at a conversion rate of 368.8132 shares of Common Stock per each $1,000 principal amount of the Notes, subject to adjustment in certain events. The Indenture also provides that each Note holder, at his option, exercisable during the ten-day period commencing October 17, 2000, may require the Company to redeem his Note on December 17, 2000 at a redemption price equal to 100% of the principal amount of the Note, together with accrued interest on the Note through that date, each payable in cash, plus a premium equal to 25% of the principal amount of the Note, payable in Shares, determined by dividing that amount by the prevailing market price of the Common Stock.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, any of the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom they act as agent, or both. The Selling Stockholders and any underwriters, dealers or agents who participate in the distribution of the Shares may be deemed to be underwriters, and any profits on the sale of the Shares by them and any discounts, concessions or commissions received by any underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At any time a particular offer of the Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the aggregate amount of the Shares being offered and the terms of the offering, including the names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed, reallowed or paid to dealers. The Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement may be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Shares.

         The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and their underwriters or dealers.

         The Selling Stockholders and any other person participating in a distribution of Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rules 10b-3, 10b-6 and 10b-7, which may limit the timing of sales of Shares by the Selling Stockholders and any other distribution participant. Furthermore, pursuant to Rule 10b-6 under the Exchange Act, any person engaged in a distribution of Shares may not simultaneously engage in market-making activities with respect to the particular Shares being distributed for a period of nine business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

         Daugherty Resources will pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than commissions, fees and discounts of underwriters, dealers and agents. Daugherty Resources has also agreed to indemnify the Selling Stockholders and any underwriters they may utilize against certain liabilities, including liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless they have been registered for sale in those states, or unless an exemption from registration or qualification is available and is obtained.


                            CERTAIN OTHER INFORMATION

         This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information about Daugherty Resources, reference is made to the Registration Statement, which may be obtained from Daugherty Resources or inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth on page 2 of this Prospectus.

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         (a) Annual Report of the Company on Form 10-KSB for the year ended December 31, 1999.

         (b) Quarterly Reports of the Company on Form 10-QSB for the quarters ended March 31 and June 30, 2000.

         (c) Proxy Statement and Information Circular dated June 2, 2000.

         (d) All documents filed by Daugherty Resources after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment indicating that all Shares offered hereby have been sold or deregistering any Shares then remaining unsold. All of these documents will be deemed to be incorporated herein by reference and to be a part hereof from their respective filing dates.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                     EXPERTS

         The Consolidated Financial Statements of Daugherty Resources incorporated herein by reference to Daugherty Resources' Annual Report on Form 10-KSB for the year ended December 31, 1999 were audited by Kraft, Berger, Grill, Schwartz, Cohen & March LLP, independent auditors of the Company.

                                  LEGAL MATTERS

         The validity of the issuance of the Shares being offered hereby has been passed upon for us by Gary M. Smith, Esq., Attorney-at-Law.

                             ADDITIONAL INFORMATION

         References appearing or incorporated in this Prospectus to various documents, statutes, regulations and agreements do not purport to be complete and are qualified in their entirety by those documents, statutes, regulations and agreements. This Prospectus omits certain of the information contained in the Registration Statement on file with the Commission, pursuant to rules and regulations of the Commission. The information so omitted may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fee prescribed by the Commission, examined there without charge or copied from the Commission's website. See "Available Information".















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                                       21

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Indemnification for securities act liabilities include information required by Item 510 of Regulation S8. The following table sets forth the expenses payable by the Company in connection with the sale, issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

         SEC registration fee......................................$   565.24
         Printing and copying costs................................    250.00*
         Legal fees................................................  4,000.00*
         Accounting fees...........................................    500.00*
         Miscellaneous.............................................  1,000.00*
                                                                   ----------
                  Total............................................$ 6,315.24*
                                                                   ==========
         ----------------------

         * Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Bylaws of Daugherty Resources in effect after the Domestication provide for Daugherty Resources' indemnification of officers, directors and controlling persons to the full extent provided in the General Corporation Law of Delaware (the "GCL"). Section 145 of the GCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding (other than a proceeding by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar position with another entity, against expenses (including attorneys' fees), judgments, fines and settlements incurred by him in connection with the proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification under
Section 145 of the GCL is limited in a proceeding by or in the right of the corporation to expenses (including attorneys' fees) incurred in connection with the proceeding. In either case, no indemnification shall be made if the indemnified person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and to the extent, the Delaware Court of Chancery or other court in which the proceeding was brought, despite the adjudication of liability determines such person is entitled to indemnity.

         Section 145 of the GCL provides that the indemnity obligations of a corporation shall only arise if authorized by (i) a majority of a quorum of directors who are not a party to the proceeding, (ii) independent legal counsel to the corporation if a quorum of directors is not obtainable, (iii) independent legal counsel to the corporation if a quorum of directors is obtainable and the directors direct counsel to make the determination or (iv) the stockholders. The board of directors of the corporation may authorize expenses in connection with a proceeding to be paid in advance of the final disposition upon receipt of an undertaking by the person on whose behalf the expenses are to be paid to repay the expenses in the event he is not entitled to indemnity.

         Delaware corporations also are authorized under the GCL to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Company currently has no directors' and officers' liability insurance in effect.


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


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   Exhibit
   Number     Description of Exhibit
   ------     ----------------------

     5(a)     Opinion of Gary M. Smith, Esq.

     23.1     Consent of Independent Auditors

     24.1     Powers of Attorney.

ITEM 17. UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.







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



                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Daugherty Resources, Inc.


                                         By    /s/ William S. Daugherty
                                           ----------------------------
                                               William S. Daugherty
                                               Chairman of the Board

September 19, 2000

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

               SIGNATURE                           TITLE                                     DATE
               ---------                           -----                                     ----

                                Chairman of the Board, President, Director            September 19, 2000
William S. Daugherty                         of the Registrant
--------------------
WILLIAM S. DAUGHERTY

                                        Director of the Registrant                    September 19, 2000
James K. Klyman *
---------------
JAMES K. KLYMAN

                                        Director of the Registrant                    September 19, 2000
Charles L. Cotterell *
--------------------
CHARLES L. COTTERELL

                                                                                      September 19, 2000
*By /s/ William S. Daugherty
       William S. Daugherty
       Attorney-in-Fact





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